

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

Mingjun Lin
Chief Executive Officer
Kaixin Auto Holdings
9/F, Tower A, Dongjin International Center
Huagong Road
Chaoyang District, Beijing 100015
People's Republic of China

> **Re: Kaixin Auto Holdings**
> **Form 20-F for Fiscal Year Ended December 31, 2021**
> **Response dated November 1, 2022**
> **File No. 001-38261**

Dear Mingjun Lin:

We have reviewed your November 1, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2022 letter.

Form 20-F for the Year Ended December 31, 2021

Item 3. Key Information, page 4

1. We note your proposed revised future disclosure in response to comment 1. In future filings, please revise your disclosure to clearly indicate that you are regarded as the primary beneficiary of the VIEs for accounting purposes. Please include this disclosure early in Item 3 when describing your holding company structure and contractual arrangements with the consolidated VIEs as well as on pages 33 and 89. In this regard, any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Please tell us what your disclosure will look like.

2.   We note your proposed revised future disclosure in response to comment 2. Please expand your disclosure to discuss that, to the extent cash or assets in the business are in Hong Kong or a Hong Kong entity, the funds or assets may not be available for use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. Please tell us what your disclosure will look like.

     You may contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Jennifer López Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Yu Wang, Outside Counsel at KWM